VF 4-21-05



SECUR 05041754 [ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR - 6 2005 WASH. D.C. SECTION

SEC FILE NUMBER
8- 36515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dolphin & Bradbury Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 John F. Kennedy Blvd., Suite 1140
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradbury 215-567-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockton Bates, LLP
(Name – *if individual, state last, first, middle name*)

600 Robinson Bldg., 42 S. 15th Street	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 22 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Bradbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dolphin & Bradbury Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title



Notary Public


Notarial Seal
Wendy B Armstrong, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Apr. 15,
Member, Pennsylvania Association Of

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dolphin & Bradbury Incorporated
December 31, 2004

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition, December 31, 2004 and 2003	2
Statements of Income (Loss) for the Years Ended December 31, 2004 and 2003	3
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2004 and 2003	4
Statements of Cash Flows for the Years Ended December 31, 2004 and 2003	5 - 6
Notes to Financial Statements	7 - 10
Supplementary Information:	
Computation of Alternate Net Capital Pursuant to Rule 15c3-1, December 31, 2004	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, December 31, 2004	12
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3, December 31, 2004	13
Reconciliation of Unaudited Net Capital to Audited Net Capital, December 31, 2004	14
Reconciliation of Unaudited Statement of Financial Condition to Balance Sheet, December 31, 2004	15



Stockton Bates, LLP
Certified Public Accountants

42 South 15th Street, Suite 600
Philadelphia, Pennsylvania 19102-2218
215-241-7500 (office)
215-567-3813 (fax)

INDEPENDENT AUDITORS' REPORT

Dolphin & Bradbury Incorporated
1617 John F. Kennedy Blvd.
Suite 1140
Philadelphia, Pennsylvania 19103

We have audited the accompanying statements of financial condition of Dolphin & Bradbury Incorporated as of December 31, 2004 and 2003 and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin & Bradbury Incorporated as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockton Bates, LLP
Certified Public Accountants

Philadelphia, Pennsylvania

February 7, 2005

DOLPHIN & BRADBURY INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

Dolphin & Bradbury Incorporated

Statements Of Financial Condition

ASSETS

December 31:	2004	2003
CASH	$ 217,064	$ 278,923
DUE FROM CLEARING AGENT	822,665	986,564
ACCRUED INTEREST RECEIVABLE	2,608	18,790
INVENTORY OF PENNSYLVANIA BONDS OWNED AT MARKET VALUE	432,005	2,662,532
EQUIPMENT, AT COST, less accumulated depreciation of $369,469 and $354,887	25,006	36,913
SECURITY DEPOSITS	64,778	67,951
OTHER INVESTMENTS	83,900	83,900
TOTAL ASSETS	$ 1,648,026	$ 4,135,573

See Accompanying Notes

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31:		2004		2003
LIABILITIES:				
Short-term loans in excess of margin account	$	**262,527**	$	1,658,909
Other payables		**31,370**		289,051
Accrued penalties		**55,000**		
Total liabilities		**348,897**		1,947,960
STOCKHOLDERS' EQUITY:				
Common stock, par value $400 per share; authorized 5,000 shares; issued 1,062 shares		**424,800**		424,800
Additional paid-in capital		**1,072,230**		1,072,230
Retained earnings		**331,187**		1,219,671
		1,828,217		2,716,701
Less treasury stock, at cost, 300 shares		**529,088**		529,088
Total stockholders' equity		**1,299,129**		2,187,613
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**1,648,026**	$	4,135,573

Dolphin & Bradbury Incorporated

Statements Of Income (Loss)

Years Ended December 31:	2004	2003
REVENUES:		
Trading	**$ 3,762,088**	$ 4,799,576
Management and underwriting	**95,385**	127,745
Interest	**121,151**	139,787
Computer services	**500**	5,880
Bank and clearance	**3,612**	6,500
Word processing services	**79,500**	161,750
Financial advisory fees	**549,302**	989,299
Miscellaneous	**15,000**	18,000
Total revenues	**4,626,538**	6,248,537
EXPENSES:		
Employee compensation and benefits	**1,266,577**	1,612,326
Profit-sharing contribution	**32,237**	173,559
Clearing and bank fees	**78,563**	87,332
Commissions	**569,188**	535,332
Communications	**38,957**	39,445
Promotion	**80,625**	136,261
Occupancy and equipment	**120,969**	129,066
Advisory consultant fees	**1,622,060**	1,530,316
Penalties	**55,000**	
Data processing	**11,637**	16,404
Interest	**19,397**	2,332
Other operating expenses	**1,419,812**	1,316,439
Total expenses	**5,315,022**	5,578,812
NET INCOME (LOSS)	**$ (688,484)**	$ 669,725

See Accompany Notes

DOLPHIN & BRADBURY INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

Dolphin & Bradbury Incorporated

Statements Of Changes In Stockholders' Equity

Years Ended December 31, 2004 and 2003:

	Common Stock	
	Shares	Amount
BALANCE, JANUARY 1, 2003	1,062	$ 424,800
Net income for 2003		
Distributions to stockholders'		
BALANCE, DECEMBER 31, 2003	1,062	424,800
Net loss for 2004		
Distributions to stockholders'		
BALANCE, DECEMBER 31, 2004	1,062	$ 424,800

See Accompanying Notes

Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
		Shares	Cost	
$ 1,072,230	$ 1,214,946	300	$ (529,088)	$ 2,182,888
	669,725			669,725
	(665,000)			(665,000)
1,072,230	1,219,671	300	(529,088)	2,187,613
	(688,484)			(688,484)
	(200,000)			(200,000)
$ 1,072,230	$ 331,187	300	$ (529,088)	$ 1,299,129

Dolphin & Bradbury Incorporated

Statements of Cash Flows

Increase (Decrease) in Cash

Years Ended December 31:	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (688,484)	$ 669,725
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	14,583	18,353
Change in operating assets and liabilities:		
(Increase) decrease in accrued interest receivable	16,182	(8,192)
(Increase) decrease in due from clearing agent	163,899	(687,285)
(Increase) decrease in inventory of Pennsylvania bonds	2,230,527	(604,996)
Decrease in security deposits	3,173	2,891
Increase in accrued penalties	55,000	
Increase (decrease) in other payables	(235,322)	79,039
Increase (decrease) in accrued taxes and payroll taxes	(22,358)	5,292
Total adjustments	2,225,684	(1,194,898)
Net cash provided by (used in) operating activities	1,537,200	(525,173)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(2,675)	(12,440)
Net cash used in investing activities	(2,675)	(12,440)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds (repayments) under short-term financing arrangement	(1,396,384)	1,126,734
Distributions to stockholders	(200,000)	(665,000)
Net cash provided by (used in) financing activities	(1,596,384)	461,734

(Continued)

Dolphin & Bradbury Incorporated

Statements Of Cash Flows

Increase (Decrease) in Cash

Years Ended December 31:	2004	2003
NET DECREASE IN CASH	**$ (61,859)**	$ (75,879)
Cash, beginning of year	**278,923**	354,802
CASH, END OF YEAR	**$ 217,064**	$ 278,923

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	**$ 21,203**	$ 5,582

See Accompanying Notes

Notes To Financial Statements
December 31, 2004

1. DESCRIPTION OF BUSINESS:

The Company is a "fully disclosed" broker/dealer engaged in the trading and underwriting of municipal bonds (mainly in Pennsylvania), and corporate private place bond issues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue and Cost Recognition:

Securities transactions and the related revenue and expenses are recorded in the accounts on a trade date basis.

Securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Equipment:

Equipment is recorded at original cost. Depreciation has been provided based upon the estimated useful lives of the individual assets using both accelerated and straight-line methods.

Income Taxes:

The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code and the Commonwealth of Pennsylvania. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income; therefore, no provision or liability for Federal or Pennsylvania income taxes has been included in these financial statements.

Estimates and Assumptions:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Statement of Cash Flows:

The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties as cash on the accompanying balance sheet.

Reclassification:

Certain amounts from prior year's financial statements have been reclassified to conform to the current year's presentation.

Notes To Financial Statements
December 31, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Advertising Costs:

The Company generally expenses advertising costs, which are nondirect response in nature, at the time that the advertising takes place.

3. CASH DEPOSITED IN FINANCIAL INSTITUTIONS:

The Company maintains cash balances at one financial institution located in Philadelphia, Pennsylvania. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. In the normal course of business, the Company may have deposits that exceed the insured balance.

The Company maintains a cash balance with its independent clearing agent. Cash accounts at this institution are protected by the Securities Investor Protection Corporation up to $100,000. In the normal course of business, the Company may have deposits that exceed the insured balance.

4. SHORT-TERM LOANS AND MARGIN ACCOUNT:

Net short-term loans in excess of margin account of $262,527 and $1,658,909 at December 31, 2004 and 2003, respectively, were for customers' transactions and were collateralized by securities owned by the Company. Interest is at a fluctuating rate that corresponds to prime plus ¼%. The rate at December 31, 2004 and 2003 was 5 ½% and 4 ¼%, respectively.

5. COMMITMENTS:

In the normal course of business, the Company enters into when-issued and underwriting commitments. When-issued commitments for the purchase of securities that were open amounted to $-0- at December 31, 2004 and 2003, respectively.

6. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1(f) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital under the alternative net capital requirement. At December 31, 2004, the Company had net capital and net capital requirements of approximately $921,950 and $250,000, respectively. There were no aggregate debits at December 31, 2004. The amount of excess net capital was $671,950.

Notes To Financial Statements
December 31, 2004

7. LEASE COMMITMENTS:

The Company rents office facilities in Philadelphia, Pennsylvania under an operating lease agreement that expires on May 31, 2008. The lease provides that the Company will pay its pro rata share of operating expenses and real estate taxes.

Minimum rentals under this lease are as follows:

2005	$85,893
2006	88,125
2007	90,356
2008	45,735

Total rent expense for the years ended December 31, 2004 and 2003 amounted to $83,848 and $78,294, respectively.

The Company leases five automobiles under the terms of operating leases which are cancelable by the Company during the lease term. Rental expense under these leases was $22,538 and $32,419 for the years ended December 31, 2004 and 2003, respectively. During 2004 all leases were canceled by the company.

8. RETIREMENT PLANS:

Effective December 2003, the Company adopted a profit-sharing plan and a 401(k) plan covering all qualified employees. The Company will contribute $32,237 and $173,559 to the profit-sharing plan for 2004 and 2003, respectively.

9. RELATED PARTY TRANSACTIONS:

One of the stockholders of the Company owns stock in a bank. Purchases of bonds and notes from that bank totaled $-0- and $1,090,165 in 2004 and 2003, respectively. Sales of bonds and notes to that bank amounted to $-0- and $1,899,280 in 2004 and 2003, respectively.

10. CLEARING AGREEMENT:

The Company has a clearing agreement with an independent clearing agent. Under the agreement the clearing agent performs clearing, execution and other services related to the securities business. As a result thereof, the Company no longer has receivables from, or payables to, customers.

Provisions of the agreement include requirements for maintaining certain minimum net capital balances above the $250,000 minimum requirement of the Securities and Exchange Commission.

Dolphin & Bradbury Incorporated

Notes To Financial Statements
December 31, 2004

11. ADVERTISING EXPENSE:

Expenditures for advertising amounted to $250 and $3,825 for the years ended December 31, 2004 and 2003, respectively.

12. LITIGATION:

On February 25, 2005, an initial decision was issued by the Administrative Law Judge who conducted an Administrative Hearing on a Securities and Exchange Commission claim against the Company involving a bond issue on a Harrisburg office complex. The decision ordered the Company and Robert J. Bradbury, jointly and severally to disgorge $482,563, plus prejudgment interest of $261,434 computed as set forth in Rule 600 of the Commission's Rules of Practice starting to run on August 1, 1998. In addition, he ordered the Company to pay a civil penalty of $400,000. Management intends to appeal this initial decision and believes that it will be successful in it's' appeal, however it has elected to accrue $55,000, an amount commensurate with level one civil penalties.

In addition, the Company is a defendant in a lawsuit filed by two bondholders in connection with the default by Hummelstown General Authority on Whitetail Project Revenue Bond Anticipation Notes, Series of 2001. The suit seeks compensatory and punitive damages together with other costs which together are estimated to exceed $10,000,000. Outside counsel for the Company has advised that at this stage of the proceedings, he can't offer an opinion as to the possible outcome. The Company believes the suit to be without merit and is vigorously defending itself.

13. CONTINGENT LIABILITIES:

Three of the shareholders have given written notice of withdrawal as a shareholder under terms of the shareholders agreement dated June 14, 2004. Under terms of the agreement either the Company or the remaining shareholders are required to purchase such shares or the Company shall be dissolved. Management intends to take such actions necessary to prevent the dissolution of the Company. Management anticipates no capital withdrawals within the next six months.

SUPPLEMENTARY INFORMATION

Dolphin & Bradbury Incorporated

Computation Of Alternate Net Capital Pursuant To Rule 15c3-1

December 31, 2004:

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
2% of combined aggregate debit items	$ -0-	
Minimum dollar net capital requirement	250,000	
NET CAPITAL REQUIRED		$ 250,000
EXCESS NET CAPITAL:		
Net capital	$921,950	
Less net capital required	250,000	
		$ 671,950
NET CAPITAL TO AGGREGATE DEBITS		N/A
NET CAPITAL IN EXCESS OF $120,000:		
Net capital	$921,950	
Less	120,000	
		$ 801,950

Computation For Determination Of Reserve Requirements Pursuant To Rule 15c3-3

December 31, 2004:

The Company is exempted from Rule 15c3-3 under Section (k)(2)(B).

Dolphin & Bradbury Incorporated

Information Relating To The Possession Or Control Requirements Pursuant To Rule 15c3-3

December 31, 2004:

The Company is exempted from Rule 15c3-3 under Section (k)(2)(B).

Dolphin & Bradbury Incorporated

Reconciliation Of Unaudited Net Capital To Audited Net Capital

December 31, 2004:

NET CAPITAL PER UNAUDITED REPORT	$ 978,184
LESS:	
Increase in depreciation	150
Net increases in accrued expenses	56,084
	56,234
NET CAPITAL PER AUDITED REPORT	$ 921,950

Dolphin & Bradbury Incorporated

Reconciliation Of Unaudited Statement Of Financial Condition To Balance Sheet

December 31, 2004:	
Total ownership equity as submitted on the unaudited statement of financial condition - FOCUS REPORT FORM X-17A-5	$1,099,345
LESS:	
Increase in depreciation	150
Net increases in accrued expenses	56,084
	56,234
ADD:	
Difference in securities valuation, between GAAP and presumed marketability test valuation	256,018
	256,018
TOTAL STOCKHOLDERS' EQUITY AS STATED ON THE BALANCE SHEET AT DECEMBER 31, 2003	$1,299,129



Stockton Bates, LLP
Certified Public Accountants

42 South 15th Street, Suite 600
Philadelphia, Pennsylvania 19102-2218
215-241-7500 (office)
215-567-3813 (fax)

February 7, 2005

Dolphin & Bradbury Incorporated
1617 John F. Kennedy Blvd.
Suite 1140
Philadelphia, Pennsylvania 19103

In planning and performing our audit of the financial statements of Dolphin & Bradbury Incorporated for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e); Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.


Stockton Bates, LLP

Certified Public Accountants